UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-42450

Zhengye Biotechnology Holding Limited

No. 1 Lianmeng Road, Jilin Economic & Technical Development Zone
Jilin City, Jilin Province, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Resignation of Independent Director

On February 18, 2026, Mr. Wenbin Wang, an independent director of Zhengye Biotechnology Holding Limited (the “Company”), resigned from the board of directors (the “Board”) and each of the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee, and as the chairperson of the Compensation Committee of the Board, effective February 18, 2026. Mr. Wang’s resignation from the Board and the three committees was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company. Mr. Wang acknowledges that he has been paid all amounts due to him and is not entitled to any payments or benefits of any kind from the Company, and irrevocably and unconditionally releases the Company of and from all claims, demands, actions, and causes of actions.

The Company acknowledges that the board vacancy created by the resignation of Mr. Wenbin Wang caused the Company to fall out of compliance with Nasdaq Listing Rule 5605(b)(1), which requires that a majority of the board of directors of a Nasdaq-listed company be comprised of independent directors. The Company intends to cure this deficiency by seeking shareholder approval to appoint a new independent director at its annual general meeting to be held in March 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zhengye Biotechnology Holding Limited

Date: February 23, 2026	By:	/s/ Songlin Song
	Name:	Songlin Song
	Title:	Chief Executive Officer

2